Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited First Quarter 2024 Financial Results

Hong Kong, May 15, 2024 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended March 31, 2024.

First Quarter 2024 Financial Highlights

●	Total revenues were US$18.1 million, representing an increase of 0.7% from US$18.0 million in the first quarter of 2023.

●	Gross profit was US$10.0 million, representing an increase of 16.3% from US$8.6 million in the first quarter of 2023.

●	Income from operations was US$0.5 million, compared to US$2.1 million in the first quarter of 2023.

●	Net income was US$0.4 million, compared to US$2.1 million in the first quarter of 2023.

●	Adjusted net income (non-GAAP) was US$1.3 million, compared to US$1.8 million in the first quarter of 2023.

●	Adjusted EBITDA (non-GAAP) was US$1.7 million, compared to US$2.1 million in the first quarter of 2023.

First Quarter 2024 Operational Highlights

●	Total data consumed in the first quarter through the Company’s platform was 43,208 terabytes (5,257 terabytes procured by the Company and 37,951 terabytes procured by our business partners), representing a decrease of 1.7% from 43,936 terabytes in the first quarter of 2023.

●	Average daily active terminals in the first quarter were 309,906 (13,622 owned by the Company and 296,284 owned by our business partners), representing an increase of 1.9% from 304,121 in the first quarter of 2023. As a proportion of daily active terminals, 57.9% were from uCloudlink 1.0 international data connectivity services and 42.1% were from uCloudlink 2.0 local data connectivity services during the first quarter of 2024. Average daily data usage per terminal was 1.56 GB in March 2024.

●	As of March 31, 2024, the Company had served 2,595 business partners in 61 countries and regions. The Company had 178 patents with 141 approved and 37 pending approval, while the pool of SIM cards was from 382 MNOs globally as of March 31, 2024.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, said, “We had a promising start to the year with total revenues of US$18.1 million during the first quarter, which were in line with our guidance. Growth was primarily driven by the continuous recovery of our 1.0 international data connectivity services business, and in particular our Roamingman brand services, which we believe will continue to rebound strongly. With 5G roaming network coverage expanding from 55 to 60 countries and regions, our full-speed 5G network roaming solution further solidified our leading position in this sector and helped expand our market share. With our business now healthy and back on a growth trajectory, we maintained the profitability we regained last year, achieving a net income of US$0.4 million and generating a net operating cash inflow of US$1.9 million in the first quarter of 2024.”

“We also made significant progress in rolling out an expanded array of comprehensive data connectivity solutions during the quarter to explore opportunities beyond portable Wi-Fi terminals. Recent progress includes the showcasing of our customer premises equipment through GlocalMe mobile/fixed broadband solutions, which provides a highly reliable dual broadband connection. In addition, we soft-launched a smart tracker through our GlocalMe Life solutions, which offers far more accurate and reliable tracking, something that other similar tag or tracker products on the market are unable to do. By offering more intelligent and convenient daily life products that satisfy a wide range of user needs, we are expanding our market reach and establishing a broader market presence to diversify our revenue streams and generate long-term sustainable growth. Furthermore, our newly launched GlocalMe SIM has made solid progress during the quarter, ranking high on a number of e-commerce platforms for travelers heading to destinations such as Japan and Hong Kong.”

“Looking ahead, we have a number of exciting products in the pipeline, which will further strengthen our business. We completed testing our soft cloud SIM technology for consumer IoT devices, which we expect to begin commercializing in the near future. Specifically designed for consumer IoT devices that already have a massive end user base, such as walkie talkies, security cameras, and two-wheeled electric scooters, this turnkey solution is compatible with various chipset platforms and is expected to create significant growth opportunities for us. GlocalMe SIM solutions, including our over-the-air (OTA) SIM and eSIM solutions, will continue to evolve into our innovative “All SIM” solution, allowing us to engage with a broader end user base beyond those in the portable Wi-Fi terminal market. Additionally, GlocalMe Life has an exciting slate of “Easy Life” X series products under development, which will bring seamless connectivity into various high-frequency daily life application scenarios and are expected to begin generating revenues starting in the third quarter of this year. We will unveil three GlocalMe Life products and upgraded GlocalMe App on May 23 at Viva Technology 2024 in Paris. We believe these solutions will allow us to engage with a broader end user base by leveraging our cloud SIM and hyper-connectivity technologies, and ultimately build out our broader GlocalMe ecosystem and global leading mobile data traffic sharing marketplace.”

First Quarter 2024 Financial Results

Revenues

Total Revenues were US$18.1 million, representing an increase of 0.7% from US$18.0 million in the same period of 2023.

●	Revenues from services were US$13.5 million, representing an increase of 4.8% from US$12.9 million in the same period of 2023. This increase was primarily attributable to the increase in revenues from international data connectivity services.

●	Revenues from data connectivity services were US$10.7 million, representing an increase of 6.9% from US$10.0 million in the same period of 2023. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$9.0 million in the first quarter of 2024 from US$7.8 million in the same period of 2023, as the recovery of international travel accelerated, which was partially offset by a decrease in revenues from local data connectivity services to US$1.7 million in the first quarter of 2024 from US$2.2 million in the same period of 2023.

●	Revenues from PaaS and SaaS services were US$2.64 million, representing an increase of 3.4% from US$2.56 million in the same period of 2023.

●	Revenues from sales of products were US$4.6 million, representing a decrease of 9.8% from US$5.1 million in the same period of 2023, primarily due to a decrease in sales of terminals.

●	Geographic Distribution

During the first quarter of 2024, as a percentage of our total revenues, Japan contributed 40.9%, North America contributed 16.8%, Mainland China contributed 25.3% and other countries and regions contributed the remaining 17.0%, compared to 43.1%, 33.6%, 5.1% and 18.2%, respectively, in the first quarter of 2023.

Cost of Revenues

Cost of revenues was US$8.1 million, representing a decrease of 13.6% from US$9.4 million in the same period of 2023. This decrease was attributable to the decrease in both cost of services and cost of products sold.

●	Cost of services was US$4.7 million, representing a decrease of 7.1% from US$5.1 million in the same period of 2023. This decrease was attributable to the rising proportion of revenues from international data connectivity services which generate higher gross margins.

●	Cost of products sold was US$3.4 million, representing a decrease of 21.3% from US$4.3 million in the same period of 2023. This decrease was mainly attributable to product mix.

Gross Profit

Overall gross profit was US$10.0 million, compared to US$8.6 million in the same period of 2023. Overall gross margin was 55.2% in the first quarter of 2024, compared to 47.8% in the same period of 2023.

Gross profit on services was US$8.8 million, compared to US$7.8 million in the same period of 2023. Gross margin on services was 65.0% in the first quarter of 2024, compared to 60.5% in the same period of 2023.

Gross profit on sales of products was US$1.2 million, compared to US$0.8 million in the same period of 2023. Gross margin on sales of products was 26.2% in the first quarter of 2024, compared to 15.5% in the same period of 2023.

Operating Expenses

Total operating expenses were US$9.0 million, compared to US$7.6 million in the same period of 2023.

●	Research and development expenses were US$1.5 million, representing an increase of 13.4% from US$1.3 million in the same period of 2023. This increase was primarily due to an increase of US$0.1 million in share-based compensation expenses.

●	Sales and marketing expenses were US$4.1 million, representing an increase of 38.7% from US$2.9 million in the same period of 2023. This increase was primarily due to increases of US$0.7 million in promotion expenses, US$0.3 million in operating lease payments and US$0.3 million in employee benefit expenses.

●	General and administrative expenses were US$3.40 million, representing a decrease of 1.3% from US$3.44 million in the same period of 2023. This decrease was primarily attributable to a decrease of US$0.3 million in share-based compensation expenses, which was partially offset by an increase of US$0.3 million in other employee benefit expenses.

Income from Operations

Income from operations was US$0.5 million, compared to an income from operations of US$2.1 million in the same period of 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$1.7 million, compared to US$2.1 million in the same period of 2023.

Net Interest Expenses

Net interest expenses were US$0.04 million, compared to net interest expenses of US$0.04 million in the same period of 2023.

Net Income

Net income was US$0.4 million, compared to a net income of US$2.1 million in the same period of 2023.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$1.3 million, compared to an adjusted net income of US$1.8 million in the same period of 2023.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.01 in the first quarter of 2024, compared to basic and diluted earnings per ADS of US$0.06 in the same period of 2023.

Cash and Cash Equivalents

As of March 31, 2024, the Company had cash and cash equivalents of US$24.7 million, compared to US$23.4 million as of December 31, 2023. The increase was primarily attributable to a net inflow of US$1.9 million from operations and proceeds of US$0.3 million from bank borrowings, which were partially offset by US$0.6 million in capital expenditure and repayments of US$0.1 million for bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.6 million compared to US$0.4 million in the same period of 2023.

Business Outlook

For the second quarter of 2024, UCLOUDLINK expects total revenues to be between US$22.0 million and US$24.0 million, representing an increase of 0.1% to 9.2% compared to the same period of 2023.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, May 15, 2024 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until May 22, 2024 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	1173516

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Liam Xie
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:

Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of March 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	23,371	24,704
Accounts receivable, net	6,489	6,172
Inventories	2,183	2,642
Prepayments and other current assets	6,416	6,491
Other investments	7,613	7,211
Amounts due from related parties	2,945	1,343
Total current assets	49,017	48,563
Non-current assets
Prepayments	228	114
Long-term investments	1,956	1,936
Property and equipment, net	2,433	2,707
Right-of-use assets, net	2,321	2,011
Intangible assets, net	652	616
Total non-current assets	7,590	7,384
TOTAL ASSETS	56,607	55,947

LIABILITIES
Current liabilities
Short term borrowings	5,297	5,468
Accrued expenses and other liabilities	24,755	23,741
Accounts payable	5,314	4,536
Amounts due to related parties	1,250	1,025
Contract liabilities	1,425	1,849
Operating lease liabilities	1,082	1,052
Total current liabilities	39,123	37,671
Non-current liabilities
Operating lease liabilities	1,286	1,015
Other non-current liabilities	145	131
Total non-current liabilities	1,431	1,146
TOTAL LIABILITIES	40,554	38,817

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	240,137	240,566
Accumulated other comprehensive income	2,463	2,681
Accumulated losses	(226,566)	(226,136)
TOTAL SHAREHOLDERS’ EQUITY	16,053	17,130
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,607	55,947

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended
	March 31, 2023	March 31, 2024
Revenues	18,006	18,128
Revenues from services	12,916	13,537
Sales of products	5,090	4,591
Cost of revenues	(9,405)	(8,125)
Cost of services	(5,102)	(4,739)
Cost of products sold	(4,303)	(3,386)
Gross profit	8,601	10,003
Research and development expenses	(1,303)	(1,477)
Sales and marketing expenses	(2,921)	(4,050)
General and administrative expenses	(3,435)	(3,389)
Other income/(expense), net	1,121	(576)
Income from operations	2,063	511
Interest income	5	13
Interest expenses	(49)	(56)
Income before income tax	2,019	468
Income tax expenses	(13)	(21)
Share of profit/(loss) in equity method investment, net of tax	68	(17)
Net income	2,074	430
Attributable to:
Equity holders of the Company	2,074	430

Earnings per share for Class A and Class B ordinary shares
Basic	0.01	0.00
Diluted	0.01	0.00

Earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	0.06	0.01
Diluted	0.06	0.01

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	369,438,171	374,771,808
Diluted	369,438,171	374,771,808

Net income	2,074	430
Other comprehensive income, net of tax
Foreign currency translation adjustment	224	218
Total comprehensive income	2,298	648

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended
	March 31, 2023	March 31, 2024
Net cash generated from operating activities	1,644	1,939
Net cash used in investing activities	(302)	(587)
Net cash generated from financing activities	197	180
Increase in cash, cash equivalents	1,539	1,532
Cash, cash equivalents at beginning of the period	14,921	23,371
Effect of exchange rates on cash, cash equivalents	64	(199)
Cash, cash equivalents at end of the period	16,524	24,704

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended
	March 31, 2023	March 31, 2024
Reconciliation of Net Income to Adjusted Net Income
Net income	2,074	430
Add: share-based compensation	733	429
fair value (gain)/loss in other investments	(931)	401
Less: share of (profit)/loss in equity method investment, net of tax	(68)	17
Adjusted net income	1,808	1,277

	For the three months ended
	March 31, 2023	March 31, 2024
Reconciliation of Net Income to Adjusted EBITDA
Net income	2,074	430
Add:
Interest expense	49	56
Income tax expenses	13	21
Depreciation and amortization	208	385
EBITDA	2,344	892
Add: share-based compensation	733	429
fair value (gain)/loss in other investments	(931)	401
Less: share of (profit)/loss in equity method investment, net of tax	(68)	17
Adjusted EBITDA	2,078	1,739